FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Suez hereby furnishes this Form 6-K/A to correct the amount dedicated to the CO2 capture and storage program to €5 million from €5 billion on page 103, Section 11 of the Suez 2005 Reference Document filed with the Securities and Exchange Commission on form 6-K on April 20, 2006.

EXHIBITS

Exhibit Number

1.	EXCERPT FROM 2005 REFERENCE DOCUMENT, SECTION 11 - RESEARCH AND DEVELOPMENT, PATENTS, LICENCES, INNOVATION POLICY, AS CORRECTED

Exhibit 1

11	RESEARCH AND DEVELOPMENT, PATENTS, LICENCES, INNOVATION POLICY

The aim of the SUEZ innovation strategy is to make the services that are best adapted to their current and future needs available to each of its customers.

In 2005, three goals underpinned this strategy:

satisfying an increasingly strict and demanding need in terms of sustainable development thanks to its presence in both the energy sector and environmental sector;

developing new services for municipal and industrial customers with targeted offers;

improving productivity, especially through increased sharing of advances between entities, a high level of use of information and communications technologies, and advances in the simulation field.

The Group’s policy in matters of innovation rests on a systematic approach to stimulation and promotion of initiatives and innovative projects in the technical, commercial, and managerial fields. As a result of this approach, it was decided to launch a program that will amount to €5 million per year for CO2 capture and storage.

In the technical field, SUEZ relies on Research and Development (R&D), which registered 13 patents and received a total of €84.8 million in 2005.

It dedicated €85 million to R&D in 2004, €79 million in 2003, €99 million in 2002, and €100 million in 2001 and registered 15 patents in 2004, 13 patents in 2003, 19 in 2002, and 13 in 2001.

Licensing policy is the responsibility of each entity. As a result, it is repeated in the corresponding paragraphs.

Research and Development activities are carried out mainly in technical centers:

Laborelec (160 persons) is based near Brussels and specializes in activities related to the production, distribution and use of electricity and related forms of energy and sustainable development.

It is on the cutting edge in the control of energy quality and the knowledge of procedures and equipment for energy production, including renewable energies (more specifically, from biomass). Monitoring of equipment behavior, especially the vibratory control of rotating machines, is a strong point, as is the knowledge of the behavior of materials (especially gas turbines). Laborelec has developed and applied specialized services for industry based essentially on energy efficiency.

Its expertise can be seen in all four of its product lines:

–	“electric and metrological systems;”

–	“technology for sustainable procedures;”

–	“electrical engineering materials and equipment;”

–	“materials and sound and vibratory control technology.”

A multi-functional area of specialization bridges these 4 areas of expertise: “automatic operation and information systems.”

For certain sensitive activities, Laborelec’s professionalism and impartiality are guaranteed by ISO 17025 and ISO 9001 certifications.

Elyo Cylergie (15 persons) is based near Lyon and specializes in energy-related activities. Special emphasis is placed on energy efficiency, limitation of environmental impact, health and comfort, and monitoring commitments to performance.

To this end, Elyo Cylergie has come to specialize in four primary areas:

–	energy efficiency;

–	maintenance and reliability of equipment;

–	environment, health, and comfort;

–	metrology and result indicators.

CIRSEE (120 researchers and experts) is based in the Paris region and specializes in the fields of drinking water, waste water, and waste. Its research is concentrated in four areas of expertise:

–	“quality of drinking water;”

–	“organic effluents;”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2006		SUEZ

	By:	/s/ Yves de GAULLE

Name: Yves de GAULLE
Title: General Secretary